UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.             )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

National Joint-Stock Company “Naftogas of Ukraine” (as Issuer)

Cabinet of Ministers of Ukraine (acting on behalf of Ukraine) represented by the

Minister of Finance of Ukraine (as Guarantor)

(Name of Subject Company)

(Translation of Subject Company’s Name into English (if applicable))

Ukraine

(Jurisdiction of Subject Company’s Incorporation or Organization)

National Joint-Stock Company “Naftogas of Ukraine” (as Issuer)

Cabinet of Ministers of Ukraine (acting on behalf of Ukraine) represented by the

Minister of Finance of Ukraine (as Guarantor)

(Name of Person(s) Furnishing Form)

U.S.$500,000,000 8.125% Loan Participation Notes due 2009

(Title of Class of Subject Securities)

(CUSIP Number of Class of Securities (if applicable))

National Joint-Stock Company “Naftogas of Ukraine”

6, B. Khmelnytskogo Str.

Kyiv, Ukraine 01001

+380.44.586.3717

Yuriy Kobushkin, Deputy Chairman of the Management Board

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

September 24, 2009

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

The following documents are attached as exhibits to this Form CB:

Exhibit Number

1.	Consent Solicitation Memorandum dated September 24, 2009

Item 2.	Informational Legends

The required legends have been included in prominent portions of the Exhibit 1 referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Number

2.	Press Release dated September 24, 2009

PART III – CONSENT TO SERVICE OF PROCESS

The Issuer and the Guarantor are submitting to the Securities and Exchange Commission, concurrently with the furnishing of this Form CB, a Form F-X executed by the Issuer, the Guarantor and the agent for service of process.

PART IV – SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

NATIONAL JOINT-STOCK COMPANY “NAFTOGAS OF UKRAINE”

By:	/s/ Igor Didenko
(Signature)

Igor Didenko, First Deputy Chairman of the Management Board
(Name and Title) September 24, 2009
(Date)

CABINET OF MINISTERS OF UKRAINE (ACTING ON BEHALF OF UKRAINE) REPRESENTED BY THE MINISTER OF FINANCE OF UKRAINE

By:	/s/ Igor Umanskyi
(Signature)

Igor Umanskyi, Acting Minister of Finance of Ukraine
(Name and Title) September 24, 2009
(Date)